SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Schedule 13D

         Under the Securities Exchange Act of 1934
                             (Amendment No. )*

                       HarCor Energy, Inc.
                             (Name of Issuer)

                           Common Stock
                      (Title of Class of Securities)

                                411628209
                              (CUSIP Number)

                     Centennial Energy Partners, L.P.
                   900 Third Avenue, New York, NY  10022
                              (212) 753-5150
                   Attention:  Peter K. Seldin
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                         April 21, 1997
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (continued on following page(s))

Cusip No.: 411628209


1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Centennial Energy Partners, L.P.
                         (13-3793743)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:         486,000
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:    486,000

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    486,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  3.22%

14) Type of Reporting Person:                PN

Cusip No.: 411628209

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Tercentennial Energy Partners, L.P.
                         (13-3877256)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:               -0-
    Shares
     Beneficially  (8)  Shared Voting Power:          275,500
     Owned by
         Each           (9)  Sole Dispositive Power:                    -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:     275,500

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    275,500

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  1.82%

14) Type of Reporting Person:                PN

Cusip No.: 411628209

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Quadrennial Partners, L.P.
                         (13-3883223)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:              -0-
    Shares
     Beneficially  (8)  Shared Voting Power:          60,200
     Owned by
         Each           (9)  Sole Dispositive Power:                   -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:     60,200

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    60,200

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  0.40%

14) Type of Reporting Person:                PN

Cusip No.: 411628209

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Joseph H. Reich & Co., Inc.
                         (13-3432270)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               OO

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       New York

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:            -0-
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:      10,400

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    10,400

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  0.07%

14) Type of Reporting Person:                CO

Cusip No.: 411628209

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Joseph H. Reich

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:          821,700
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:     832,100

11) Aggregate Amount Beneficially Owned by Each Reporting Person:   832,100

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  5.51%

14) Type of Reporting Person:                IN

Cusip No.: 411628209

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Peter K. Seldin

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:          821,700
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:     832,100

11) Aggregate Amount Beneficially Owned by Each Reporting Person:   832,100



12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  5.51%

14) Type of Reporting Person:                IN

Cusip No.: 411628209

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Tracy S. Nagler

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:          821,700
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:     832,100

11) Aggregate Amount Beneficially Owned by Each Reporting Person:   832,100



12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  5.51%

14) Type of Reporting Person:                IN

Cusip No.:  411628209

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: G. Bryan Dutt

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:          821,700
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:     821,700

11) Aggregate Amount Beneficially Owned by Each Reporting Person:   821,700



12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  5.44%
14) Type of Reporting Person:                IN

Item 1.  Security and Issuer.
         This relates to the common stock (the "Common Stock") of HarCor
Energy, Inc. (the "Company"), whose principal executive offices are at 5 Post Oak Park, Suite 2220, Houston, Texas 77027.
Item 2.  Identity and Background.
         (a)This statement is filed by (i) Centennial Energy Partners, L.P. ("Energy"), a Delaware limited partnership, with respect to Common Stock held by it; (ii) Tercentennial Energy Partners, L.P. ("Tercentennial"), a Delaware limited partnership, with respect to Common Stock held by it; (iii)
Quadrennial Partners, L.P. ("Quadrennial"), a Delaware limited partnership, with respect to Common Stock held by it; (iv) Joseph H. Reich & Co., Inc.
("JHR & Co."), a New York corporation, with respect to Common Stock held in a discretionary account (the "Managed Account") managed by JHR & Co.; (v) each of Joseph H. Reich,  Peter K. Seldin and Tracy S. Nagler with respect to shares of Common Stock held by each of the entities named in (i) through (iv) above; and (vi) G. Bryan Dutt with respect to shares of common stock held by the entities named in (i)through (iii) above. Energy, Tercentennial and Quadrennial are collectively referred to herein as the "Partnerships".
Energy, Tercentennial, Quadrennial, JHR & Co., Mr. Reich, Mr. Seldin, Ms. Nagler and Mr. Dutt are collectively referred to herein as the "Reporting Persons". The general partners of Energy, Tercentennial and Quadrennial are
Joseph H. Reich, Peter K. Seldin, Tracy S. Nagler and G. Bryan Dutt.   Mr.
Reich is the President, sole Shareholder and sole Director of JHR & Co. Mr. Seldin is the Vice President of JHR & Co. Ms. Nagler is the Chief Financial Officer of JHR & Co. Any disclosures herein with respect to other than the Reporting Persons are made on information and belief.
         (b)  The principal business address of each of the Reporting Persons is 900 Third Avenue, New York, New York 10022.
         (c)  The principal business of Energy, Tercentennnial and
Quadrennial is that of engaging in the purchase and sale of securities for investment for its own account. The principal business of JHR & Co. is that of providing administrative and management services to the Partnerships. The present principal occupation of Mr. Reich is Managing General Partner of the Partnerships and President of JHR & Co. Mr. Seldin's present principal occupation is General Partner of the Partnerships and Vice President of JHR & Co. Ms. Nagler's present principal occupation is General Partner of the Partnerships and Chief Financial Officer of JHR & Co. Mr. Dutt's present principal occupation is General Partner of the Partnerships.
         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
         (f)  Energy, Tercentennial and Quadrennial are Delaware limited
partnerships.   JHR & Co. is a New York Corporation.  Mr. Reich, Mr. Seldin, Ms.
Nagler and Mr. Dutt are United States citizens.
Item 3.  Source and Amount of Funds or Other Consideration.
         The purchase price (including commissions, if any) of $2,211,494 for the 486,000 shares of the Common Stock purchased by Energy was furnished from contributions made to Energy by the partners of Energy.
         The purchase price (including commissions, if any) of $1,378,694 for the 275,500 shares of the Common Stock purchased by Tercentennial was furnished from contributions made to Tercentennial by the partners of Tercentennial.
         The purchase price (including commissions, if any) of $270,900 for the 60,200 shares of the Common Stock purchased by Quadrennial was furnished from contributions made to Quadrennial by the partners of Quadrennial.
         The purchase price (including commissions, if any) of $47,100 for the 10,400 shares of the Common Stock purchased by JHR & Co. was furnished from working capital of the Managed Account.
Item 4.  Purpose of Transaction.
         The purpose of the acquisition of shares of Common Stock by the Reporting Persons is for investment. Each may make further purchases of Common Stock from time to time and may dispose of any or all of such shares held by it at any time. None of the Reporting Persons has any plan or proposal which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. Such entities and persons may, at any time and from time to time, review or reconsider its position with respect to the Company, and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.
Item 5.  Interest in Securities of the Issuer.
         (a) As of the date hereof, (i) Energy owns beneficially 486,000 shares of the Common Stock, constituting approximately 3.22% of the shares outstanding (ii) Tercentennial owns beneficially 275,500 shares of Common Stock, constituting approximately 1.82% of the shares outstanding, (iii) Quadrennial owns beneficially 60,200 shares of Common Stock, constituting approximately 0.40% of the shares outstanding, (iv) JHR & Co. owns beneficially 10,400 shares of Common Stock, constituting approximately 0.07% of the shares outstanding, such shares being held by it in a discretionary account (the "Managed Account") managed by JHR & Co, (v) each of Joseph H. Reich, Peter K. Seldin and Tracy S. Nagler own beneficially 832,100 shares of Common Stock, representing the shares held by each of the entities named in (i) through (iv) above, (vi) and G. Bryan Dutt owns beneficially 821,700 shares of Common Stock, representing the shares held by the entity named in (i) through (iii) above. In the aggregate, the Reporting Persons beneficially own a total of 832,100 shares of Common Stock, constituting approximately 5.44% of the shares outstanding. The percentages used herein are based upon the 15,110,836 shares of Common Stock stated by the Company to be outstanding as of December 31, 1996. This information was provided by the Company over the telephone.
         (b) The Partnerships have the power to vote and to dispose of the shares of Common Stock owned by it, which power may be exercised by the general partners of the Partnerships. JHR & Co. has the power to dispose of the shares of Common Stock held by it in the Managed Account, which power may be exercised by the executive officers of JHR & Co. Pursuant to an investment management agreement, the Managed Account client retains the right to vote the shares of Common Stock held in the Managed Account.
         (c) All open market transactions in the Common Stock effected during the past 60 days by the Reporting Persons are set forth in Schedule A hereto. No other transactions in the Common Stock were effected by any of the Reporting Persons during the sixty day period ending on the date hereof.
         (d) No person other than each respective record owner referred to herein of the Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of the sale of the Common Stock.
Item 6.  Contracts, Arrangements, Understandings or Relationships with
         Respect to Securities of the Issuer.

         Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 hereof or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.
Item 7.  Material to be Filed as Exhibits.
              There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as requested by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

SIGNATURE    S
         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  April 30, 1997
                        CENTENNIAL ENERGY PARTNERS, L.P.

                        By: /s/Peter K. Seldin
                            Peter K. Seldin
                            General Partner

                        TERCENTENNIAL ENERGY PARTNERS, L.P.

                        By: /s/Peter K. Seldin
                             Peter K. Seldin
                             General Partner

                        QUADRENNIAL PARTNERS, L.P.


                        By: /s/Peter K. Seldin
                             Peter K. Seldin
                             General Partner

                        JOSEPH H. REICH & CO., INC.


                        By: /s/Peter K. Seldin
                            Peter K. Seldin
                            Vice President


                            /s/Joseph H. Reich
                            Joseph H. Reich


                            /s/Peter K. Seldin
                            Peter K. Seldin


                            /s/Tracy S. Nagler
                            Tracy S. Nagler


                            /s/G. Bryan Dutt
                            G. Bryan Dutt

                                       Schedule A

OPEN MARKET TRANSACTIONS


  Date of               No. of Shares
Transaction             Purchased\(Sold)      Price Per Share


               Centennial Energy Partners, L.P.

April 8, 1997                  4,000             5.9375
April 25, 1997                     10,000                       5.7500



               Tercentennial Energy Partners, L.P.

March 6, 1997                     (40,000)                       5.9688
March 7, 1997                     (50,000)                       6.3750
March 31, 1997                10,000              5.8750
April 8, 1997                  4,000              5.9375
April 9, 1997                 13,100              5.9375
April 21, 1997                     20,000                        5.8750
April 23, 1997                     11,000                        5.7500
April 25, 1997                     40,000                        5.7500



             Quadrennial Partners, L.P.


March 6, 1997                     (40,000)                       5.9688



 Joseph H. Reich & Co., Inc.

            March 6, 1997                     (10,000)                    5.9688

                                                 EXHIBIT 1

JOINT ACQUISITION STATEMENT
            PURSUANT TO RULE 13d - 1(f)(1)


         The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him/her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he/she or it knows or has reason to believe that such information is inaccurate.

Dated:   April 30, 1997                /s/Peter K. Seldin
                                       Peter K. Seldin, General
                                       Partner of Centennial Energy
                                       Partners, L.P.  Tercentennial
                                       Energy Partners, L.P. and
                                       Quadrennial Partners, L.P. and
                                       as Vice President of Joseph H.
                                       Reich & Co., Inc.


                                       /s/Joseph H. Reich
                                       Joseph H. Reich


                                       /s/Peter K. Seldin
                                       Peter K. Seldin



                                       /s/Tracy S. Nagler
                                       Tracy S. Nagler


                                       /s/G. Bryan Dutt
                                       G. Bryan Dutt